UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 0-25121

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SELECT COMFORT PROFIT SHARING
AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SELECT COMFORT CORPORATION
9800 59th Avenue North
Minneapolis, Minnesota 55442

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014

Signature

Exhibit:

23.1 – Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm

Note: All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013 and for the year ended December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the
Select Comfort Profit Sharing and 401(k) Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Select Comfort Profit Sharing and 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule(s), we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule(s) is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 26, 2015

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013

	2014	2013
Assets
Cash	$74,094	$131,444

Participant-directed investments at fair value:
Mutual funds	61,686,163	53,366,963
Select Comfort Corporation common stock	12,441,963	10,272,323
Guaranteed investment contract	9,091,161	9,007,104
Self-directed brokerage account	597,279	441,233
Total participant-directed investments at fair value	83,816,566	73,087,623

Receivables:
Notes receivable – participants	2,774,020	2,479,332
Company contributions	1,141,849	779,084
Participant contributions	253,966	215,936
Total receivables	4,169,835	3,474,352
Total assets	88,060,495	76,693,419

Liabilities
Accrued expenses	39,482	20,136
Total liabilities	39,482	20,136
Net assets available for benefits	$88,021,013	$76,673,283

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

2014
Additions to net assets attributed to:
Investment income:
Dividends, interest and capital gain	$2,742,621
Net realized/unrealized appreciation in fair value of investments	4,730,715
Total investment income	7,473,336

Interest income on notes receivable - participants	106,128

Contributions:
Participant	7,276,182
Company	3,747,424
Rollovers	854,786
Total contributions	11,878,392
Total additions	19,457,856

Deductions from net assets attributed to:
Benefits paid to participants	7,629,410
Plan expenses	480,716
Total deductions	8,110,126
Increase in net assets available for benefits	11,347,730
Net assets available for benefits - beginning of year	76,673,283
Net assets available for benefits - end of year	$88,021,013

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

(1)	DESCRIPTION OF THE PLAN

The following brief description of the Select Comfort (Company, Plan Sponsor or Plan Administrator) Profit Sharing and 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following 30 days of employment provided the employee is age 21 or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The inception date of the Plan was January 1, 1994.

Custodian and Recordkeeper – The Plan assets are in the custody of The Charles Schwab Bank (Trustee, Custodian or Schwab). The recordkeeper is Milliman, Inc. (Recordkeeper).

Contributions – Each year, participants may contribute a percentage of eligible earnings, as defined by the Plan. Participants can contribute up to 50% of eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Company contributions are determined at the discretion of the Company’s Board of Directors. Company discretionary contributions for 2014, net of forfeitures, were $3,747,424.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary contributions, if applicable, and Plan earnings.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contributions to their accounts plus actual earnings thereon is based on years of service (at least 1,000 hours of service in each year of service). Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die or become disabled.

Forfeitures – Forfeited non-vested accounts are used to either reduce Company contributions or to pay administrative expenses. The balance of forfeited non-vested accounts as of both December 31, 2014 and 2013 was $0. Forfeitures of non-vested amounts were used to pay administrative expenses of $74,512 in 2014. In addition, forfeitures of non-vested amounts were used to pay $128,866 of the Company’s 2014 contributions.

Notes Receivable – Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest at the prime rate plus one percentage point (ranging from 4.25% to 6.50% as of December 31, 2014). Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Notes receivable – participants are valued at their outstanding balances.

Investment Options – Upon enrollment in the Plan, participants may direct their contributions in 1% increments into any of the investment funds, Company common stock or a self-directed brokerage account. Participants may modify their investment options daily.

Payment of Benefits – On termination of service due to death, disability, or retirement, or for termination of service due to other reasons, a participant may receive a lump-sum, installment or non-periodic payment amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants can elect to rollover their account balance into a different tax-qualified retirement plan or individual account upon separation from the Company. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $4,601 and $15,358 at December 31, 2014 and December 31, 2013, respectively.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

Administrative Expenses – The Plan allows for recordkeeping fees, legal fees, audit fees, trustee’s fees and other reasonable costs of administering the Plan to be paid out of Plan assets.

(2)	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for the disclosure of the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investment funds, a guaranteed investment contract or a self-directed brokerage account which enables participants to invest in mutual funds or publicly traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Market Risk – As of December 31, 2014 and 2013, approximately 14% and 13%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

New Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (FASB) issued new guidance which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under current guidance. The new guidance is effective for the Plan for years beginning after December 15, 2015 with early adoption permitted. Management has not decided on a transition method and is currently evaluating the impact of the pending guidance on the Plan’s financial statements.

Subsequent Events – Events that have occurred subsequent to December 31, 2014 have been evaluated through the date these financial statements were issued. There have been no subsequent events that occurred during such period that would require recognition or disclosure in the financial statements as of or for the year ended December 31, 2014.

(3)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

(4)	FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 23, 2014 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provisions for income taxes have been made.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

(5)	GUARANTEED INVESTMENT CONTRACT

The Standard Stable Asset Fund II (Fund) is a group annuity contract that offers a full guarantee on principal and interest by the Standard Insurance Company (Issuer). The contracts are fully benefit responsive.

The Fund qualifies as a fully benefit-responsive investment contract because it meets all of the following criteria:

a.
The investment contract is effected directly between the Fund and the Issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the Issuer.

b.	The contract Issuer is obligated to (i) repay principal and interest, or (ii) apply prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.
The terms of the investment contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans or transfers to other funds within the Plan.

d.
An event that limits the ability of the Fund to transact at contract value with the Issuer (for example, premature termination of the contracts by the Fund, plant closings, plan termination, bankruptcy, mergers and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

Investment contracts held in the Fund are recorded at their contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. As the Fund’s interest rates are adjusted to market quarterly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. There are not any specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the Issuer's general account to determine a fair value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. This product is not a traditional guaranteed income contract and therefore there are not any known cash flows that could be discounted. As a result, the fair value amount shown is equal to the contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

The following table presents information about significant unobservable inputs used in Level 3 fair value measurements for the Standard Stable Asset Fund II:

	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values

December 31, 2014	$9,091,161	Fair Value = Contract Value	Earnings at guaranteed crediting rate	Gross guaranteed crediting rate must be greater than contractual minimum crediting rate
December 31, 2013	$9,007,104	Fair Value = Contract Value	Earnings at guaranteed crediting rate	Gross guaranteed crediting rate must be greater than contractual minimum crediting rate

The interest crediting rate is determined quarterly and during 2014 resulted in an average annual yield earned and credited to participants of approximately 2.35%. The minimum crediting rate is 1.0%. The interest crediting rate is calculated based upon many factors, including projected earnings on investments held in the general account, projected cash flow, the interest rate at which new investments can be made, investment and interest rate risk, investment management expenses, liquidity needs and the competitive environment, as well as potential profit or loss.

There is no event that limits the ability of the Plan to transact at contract value with the Issuer. There are also no events or circumstances that would allow the Issuer to terminate the fully benefit-responsive group annuity insurance contract with the Plan and settle at an amount different from contract value.

The credit rating of the Issuer at both December 31, 2014 and December 31, 2013 was A2 as reported by Moody’s Investors Service.

For information related to fair value measurements in accordance with U.S. GAAP, refer to Note 6, Fair Value Measurements.

(6)	FAIR VALUE MEASUREMENTS

The FASB’s guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1 – observable inputs such as quoted prices in active markets;

•	Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, including:

◦	Quoted prices for similar assets or liabilities in active markets;

◦	Quoted prices for identical or similar assets in nonactive markets;

◦	Inputs other than quoted prices that are observable for the asset or liability;

◦	Inputs that are derived principally from or corroborated by other observable market data; and

•	Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

Outlined below are descriptions of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2014 compared with the prior year.

Mutual Funds – The fair value of mutual funds are determined by net asset value (NAV) of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

Select Comfort Corporation Common Stock – Select Comfort Corporation common stock is valued at the quoted market price on the last trading day of the Plan year.

Guaranteed Investment Contract – Valued at contract value which equals fair value as a fair value adjustment does not apply upon discontinuance. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. See Note 5, Guaranteed Investment Contract.

Self-Directed Brokerage Account – The fair value of the individual investments are valued at the NAV of shares held by the plan on the last trading day of the Plan year based on quoted market prices.

The valuation methods described could result in fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present, by level in the fair value hierarchy, the Plan’s investments at fair value:

December 31, 2014	Level 1	Level 2	Level 3	Total

Select Comfort Corporation common stock	$12,441,963	$—	$—	$12,441,963

Guaranteed investment contract – stable value (Note 5)	—	—	9,091,161	9,091,161

Mutual funds:
Large-cap stock	35,284,119	—	—	35,284,119
Small-cap stock	10,605,044	—	—	10,605,044
International stocks	7,455,844	—	—	7,455,844
Fixed-income domestic	327,621	—	—	4,244,936
Mid-cap stock	4,244,936	—	—	3,768,599
Fixed-income international	3,768,599	—	—	327,621
	61,686,163	—	—	61,686,163

Self-directed brokerage account	597,279	—	—	597,279

Total participant-directed investments at fair value	$74,725,405	$—	$9,091,161	$83,816,566

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

December 31, 2013	Level 1	Level 2	Level 3	Total

Select Comfort Corporation common stock	$10,272,323	$—	$—	$10,272,323

Guaranteed investment contract – stable value (Note 5)	—	—	9,007,104	9,007,104

Mutual funds:
Large-cap stock	29,236,849	—	—	29,236,849
Small-cap stock	9,763,568	—	—	9,763,568
International stocks	7,151,353	—	—	7,151,353
Fixed-income domestic	3,771,228	—	—	3,771,228
Mid-cap stock	3,248,234	—	—	3,248,234
Fixed-income international	195,731	—	—	195,731
	53,366,963	—	—	53,366,963

Self-directed brokerage account	441,233	—	—	441,233

Total participant-directed investments at fair value	$64,080,519	$—	$9,007,104	$73,087,623

Level 3 – Changes in Fair Value

The following table presents a summary of changes in the fair value of the Plan’s Level 3 investments:

Guaranteed Investment Contract	December 31, 2014
Balance, beginning of year	$9,007,104
Purchases	2,174,829
Sales	(2,324,155)
Interest income	204,102
Other, net	29,281
Balance, end of year	$9,091,161

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

(7)	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31, 2014	December 31, 2013
Guaranteed Investment Contract:
Standard Stable Asset Fund II	$9,091,161	$9,007,104

Mutual funds:
American Funds In Fund of Amer R6	13,793,017	10,391,442
American Funds AMCAP R6	9,902,386	8,976,534
American Funds American Mutual R6	8,542,866	7,638,186
MFS Instl International Equity	7,202,722	7,063,148
Vanguard Small Cap Value Index Admiral	5,524,321	4,936,022
Vanguard Small Cap Growth Index Admiral	5,080,723	4,827,546

Select Comfort Corporation common stock	12,441,963	10,272,323

The Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

December 31, 2014
Select Comfort Corporation common stock	$2,797,951
Mutual funds	2,014,785
Self-directed brokerage account	(82,021)
$4,730,715

(8)	PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Schwab, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invested in certain investments issued by Schwab and in common stock of the Company. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	American Funds	American Funds In Fund of Amer R6	**	$13,793,017
	American Funds	American Funds AMCAP R6	**	9,902,386
	Standard Insurance Company	Standard Stable Asset Fund II	**	9,091,161
	American Funds	American Funds American Mutual R6	**	8,542,866
	Massachusetts Financial Services Co	MFS Instl International Equity	**	7,202,722
	The Vanguard Group, Inc.	Vanguard Small Cap Value Index Admiral	**	5,524,321
	The Vanguard Group, Inc.	Vanguard Small Cap Growth Index Admiral	**	5,080,723
	Metropolitan West Funds	Metropolitan West Total Return Bond I	**	4,244,936
	PRIMECAP Management Company	PRIMECAP Odyssey Aggressive Growth	**	3,366,071
	The Vanguard Group, Inc.	Vanguard 500 Index	**	3,045,850
	The Vanguard Group, Inc.	Vanguard Selected Value Inv	**	402,528
	Franklin Templeton Investments	Templeton Global Bond Adv	**	327,621
	Dimensional Fund Advisors	DFA Emerging Markets I	**	253,122
*	Charles Schwab	Self-Directed Brokerage Account	**	597,279
*	Select Comfort Corporation	Common stock	**	12,441,963
*	Notes receivable – participants	Participant loans secured by participant–vested balance with interest rates of 4.25% to 6.50% and maturing in 2015 to 2028	$0	2,774,020
		Total		$86,590,586

*	Party-in-Interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

This schedule has been prepared based on information certified as complete and accurate by Charles Schwab Bank, Trustee.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
(Name of Plan)
Date:	June 26, 2015
		By:	/s/ David R. Fern
David R. Fern
Director of Compensation & Human Capital Plan Administrator